UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI Inc.

File No. 001-33812 - CF#33477

_____

       MSCI Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2016.

       Based on representations by MSCI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.96	through January 28, 2021
Exhibit 10.102	through January 28, 2021
Exhibit 10.103	through January 28, 2021
Exhibit 10.104	through January 28, 2021
Exhibit 10.105	through January 28, 2021
Exhibit 10.106	through January 28, 2021
Exhibit 10.110	through January 28, 2021
Exhibit 10.111	through January 28, 2021
Exhibit 10.112	through January 28, 2021
Exhibit 10.113	through January 28, 2021
Exhibit 10.116	through January 28, 2021
Exhibit 10.117	through January 28, 2021
Exhibit 10.118	through January 28, 2021
Exhibit 10.119	through January 28, 2021
Exhibit 10.120	through January 28, 2021
Exhibit 10.121	through January 28, 2021
Exhibit 10.122	through January 28, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Brent J. Fields
       Secretary